UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

SJW CORP.
(Name of Issuer)
Common Stock, $3.125 par value
(Title of Class of Securities)
784305104
(CUSIP Number)
with copies to:
c/o SJW Corp.
110 West Taylor Street
San Jose, CA, 95110
408-279-7800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 10, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	784305104

1	NAMES OF REPORTING PERSONS Roscoe Moss, Jr. (deceased)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (not applicable)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	784305104
AMENDMENT NO. 4 TO SCHEDULE 13D
On May 10, 2010, Roscoe Moss, Jr. passed away. At the time of his death, Mr. Moss was the sole trustee of the Roscoe Moss, Jr. Revocable Trust UA March 24, 1982 (the “Trust”). As trustee, Mr. Moss had sole voting and dispositive powers with respect to the shares of Common Stock held in the Trust. Under the terms of the Trust, Mr. Moss was succeeded as sole trustee by Robert A. Van Valer, a director of the issuer.
As a result of Mr. Moss’ death, Mr. Moss is no longer the beneficial owner of any shares of the Common Stock. As successor trustee, Mr. Van Valer has sole voting and dispositive powers with respect to the Common Stock held in the Trust. Mr. Van Valer has filed a separate Schedule 13D disclosing his beneficial ownership of the shares held in the Trust.
Item 5. Interest in Securities of the Issuer
(a)	None.

(b)	None.

(c)	Except as otherwise described in this Schedule 13D/A, no other transactions in shares of Common Stock were effected during the past 60 days by Mr. Moss.

(d)
The Roscoe Moss, Jr., Revocable Trust UA March 24, 1982 has the right to receive dividends from, and proceeds from the sale of, the shares of the Common Stock that were beneficially owned by Mr. Moss. Mr. Moss’ spouse and Mr. and Mrs. Moss’ heirs are the beneficiaries of the Trust.

(e)	As described in this Schedule 13D/A, on May 10, 2010, Mr. Moss ceased to be a beneficial owner of more than 5% or more of the Common Stock.

CUSIP No.	784305104
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2010	(1)
Roscoe Moss, Jr.

(1)
Roscoe Moss, Jr. passed away on May 10, 2010. No executor has been and none is expected to be, appointed for his estate. Therefore, no person has authority to sign this Schedule 13D/A (Amendment No. 4)